Exhibit 99.5

January 13, 2017

Dear Fellow Securityholder:

You are invited to attend a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”), holders (“Option Holders”) of options (“Options”) and holders (“RSU Holders” and, together with the Shareholders and Option Holders, the “Securityholders”) of restricted share units (“RSUs”) of InterOil Corporation (“InterOil”) to be held in the Central Park Room, JW Marriott Essex House New York, 160 Central Park South, New York, New York 10019, on February 14, 2017 at 12:00 p.m. (Eastern Time). At the Meeting, Securityholders will be asked to consider, and if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) approving the proposed statutory plan of arrangement (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (the “YBCA”). The Arrangement would be carried out pursuant to an arrangement agreement dated July 21, 2016 (the “Original Arrangement Agreement”) between InterOil and Exxon Mobil Corporation (“ExxonMobil”), as amended and restated on December 15, 2016 (as may be further amended, supplemented and/or restated in accordance therewith, the “Arrangement Agreement”).

As previously announced, on November 4, 2016, the Court of Appeal of Yukon (the “Court of Appeal”) overturned the decision of the Supreme Court of Yukon (the “Supreme Court” and, together with the Court of Appeal, the “Yukon Courts”) to approve a proposed arrangement (the “Original Arrangement”) between InterOil and ExxonMobil. The decision of the Court of Appeal is summarized below and in the accompanying information circular. As a result of the decision of the Court of Appeal, the Board of the Directors of InterOil (the “Board”) resolved to reconvene the independent transaction committee of the Board (the “Transaction Committee”) to, among other things, consider the decisions of the Yukon Courts and provide recommendations to the Board regarding the strategic options available to InterOil (including the option of remaining as a standalone company) and, if deemed advisable, to engage independent financial and legal advisors. As a result of the Transaction Committee’s review process and based upon, among other things, the unanimous recommendation of the Transaction Committee, the Board unanimously resolved to enter into the Arrangement Agreement.

In order to proceed with the Arrangement, InterOil is holding the Meeting to seek approval of the Arrangement from the Securityholders. The base consideration of shares of ExxonMobil common stock worth $45.00 offered under the Original Arrangement has not changed. The contingent resource payment (the “CRP”) of approximately $7.07 for each incremental trillion cubic feet equivalent (“tcfe”) of PRL 15 2C Resources (as defined below) that is above 6.2 tcfe (along with the post-closing escrow arrangement) has also not changed, except that the 10 tcfe cap on the CRP has been raised to 11 tcfe.

The Transaction Committee and the Board believe that the Arrangement gives Securityholders a compelling opportunity to consider and benefit from a transaction that offers Securityholders a material and immediate premium for their securities and the ability to directly participate in the potential value of the Elk-Antelope gas fields (the “Elk-Antelope Fields”) within petroleum retention licence number 15, while simultaneously reducing Securityholders’ exposure to development risks.

The accompanying information circular contains a detailed fairness opinion from BMO Nesbitt Burns Inc. (“BMO”), the Transaction Committee’s independent financial advisor, and additional disclosure in order to enable Securityholders to consider and vote on the Arrangement at the Meeting.

The Proposed Arrangement

The proposed Arrangement is the culmination of a comprehensive process undertaken by the Board and the Transaction Committee, which is briefly summarized below and further described in the accompanying information circular.

Over the course of several months leading up to the announcement on May 20, 2016 of the proposed acquisition of InterOil by Oil Search Limited (“Oil Search”) and the subsequent announcement on July 21, 2016 of the termination of the Oil Search transaction and the entry into the Original Arrangement Agreement with ExxonMobil, the Board undertook a comprehensive process to consider all strategic options available to InterOil. As part of that process, the Board constituted the Transaction Committee, consisting of four independent (within the meaning of all applicable securities laws) and experienced directors, to assist in the Board’s review of strategic alternatives.

As part of the Board’s and the Transaction Committee’s review process, the Board and the Transaction Committee received external financial and legal advice regarding a variety of options available to InterOil, including advice regarding InterOil’s prospects as a standalone company, potential asset sale transactions (“Asset Transactions”), potential financing transactions and transactions which would result in the sale of InterOil to a third party (“Whole Company Transactions”). InterOil retained Morgan Stanley & Co. LLC (“Morgan Stanley”), Credit Suisse Group AG and UBS Group AG to provide financial advice and Wachtell, Lipton, Rosen & Katz and Goodmans LLP as special transaction counsel to provide legal advice.

The fact that appraisal of the Elk-Antelope Fields was (and is) ongoing meant that Securityholders were fully exposed to both the potential upside and the potential downside of the value of the Elk-Antelope Fields, as well as the risks and challenges associated with commercializing the Elk-Antelope Fields. As a result, the Board, the Transaction Committee and management of InterOil each recognized that a Whole Company Transaction could offer Securityholders the ability to de-risk their investment by offering them a meaningful premium for their Common Shares. They also recognized that the payments that may become due to InterOil pursuant to the interim resource certification (“Interim Resource Certification”) contemplated by the share purchase agreement dated March 26, 2014 between subsidiaries of InterOil and Total S.A. (the “Total Sale Agreement”) provided a unique opportunity to integrate a contingent payment structure into any potential Whole Company Transaction, which, in turn, would allow Securityholders to share in the potential upside value of the Elk-Antelope Fields without requiring InterOil to fund its share of required development costs on a standalone basis. As a result, management of InterOil, under the direction of the Board and the Transaction Committee, negotiated for the inclusion of the contingent value right as part of the Oil Search Agreement (as defined below) and the CRP as part of the Arrangement.

On May 20, 2016 (Singapore time), InterOil announced that it had entered into an arrangement agreement (the “Oil Search Agreement”) with Oil Search. Prior to entering into the Oil Search Agreement, the Board determined, in consultation with its financial and legal advisors and the Transaction Committee, that all proposals received with respect to Asset Transactions undervalued the respective assets and, as a result, were unattractive.

On June 23, 2016 (New York time), InterOil received an unsolicited, non-binding proposal from ExxonMobil to acquire all of the issued and outstanding Common Shares (the “ExxonMobil Proposal”). After several weeks of negotiations (as was permitted by the terms of the Oil Search Agreement), on July 15, 2016 (New York time) ExxonMobil submitted a binding proposal with respect to the Original Arrangement. In the evening of July 17, 2016 (New York time), the Board, together with management and its financial and legal advisors, met to review and discuss the terms of the binding proposal. After a discussion of the factors supporting ExxonMobil’s binding proposal as well as the risks and uncertainties associated therewith, the Board held two votes (one with Dr. Hession, an executive director of InterOil, abstaining from voting and one with Dr. Hession voting), and in each vote unanimously determined that the transactions contemplated by ExxonMobil’s binding proposal constituted a Superior Proposal (as defined in the Oil Search Agreement) and that InterOil should give notice to Oil Search of its intent to terminate the Oil Search Agreement in order to enter definitive agreements with respect to the Original Arrangement. Oil Search declined to propose any alterations to the terms of the Oil Search Agreement pursuant to its contractual matching rights, and no other third party submitted an alternative proposal to the ExxonMobil transaction. On July 21, 2016, InterOil and ExxonMobil entered into the Original Arrangement Agreement.

On August 19, 2016, InterOil mailed a Notice of Special Meeting and information circular to its Securityholders in respect of the Original Arrangement. Three leading proxy advisory firms subsequently recommended that shareholders vote in favour of the Original Arrangement. On September 21, 2016, over 80% of the votes cast by Shareholders were cast in favour of the Original Arrangement (or over 90% if the Common Shares believed to be held by Mr. Phil Mulacek and his associates are excluded).

On September 27, 2016, the Supreme Court heard both Mr. Phil Mulacek and InterOil’s submissions with respect to the Arrangement. After the close of business on October 7, 2016, the Supreme Court rendered its decision and approved the pending Arrangement. Mr. Mulacek appealed the decision to the Court of Appeal.

The Decision of the Court of Appeal

On November 4, 2016, the Court of Appeal allowed the appeal by Mr. Phil Mulacek and overturned the Supreme Court’s approval of the Original Arrangement. In reviewing the Original Arrangement, the Court of Appeal found they had to be “satisfied [that] the shareholders were in a position to make an informed choice, both as to the value they would be giving up, and the value they would be receiving.” The Court of Appeal noted that, among other things, the text of the written fairness opinion rendered to the Board:

•	did not provide advice on the value of the CRP or the impact of the cap on the CRP (but assumed for purposes of its analysis that the value of the CRP was zero);

•	did not address the value of the Elk-Antelope Fields; and

•	was rendered by an advisor whose compensation was contingent on the completion of the Original Arrangement.

In addition, the Court of Appeal also found that the Supreme Court of Yukon should have considered and weighed the following concerns against the significant shareholder support for the Original Arrangement: the concern that the fairness opinion from Morgan Stanley may not be independent; the fact that Morgan Stanley’s written fairness opinion did not assess the value of the CRP (or the impact of the cap on the CRP) as compared with the value of the resources associated with the Elk-Antelope Fields; the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original Arrangement) and the governance deficiencies alleged by an employee of Paradigm Capital Inc.; the concern that the Chief Executive Officer of InterOil may be in a position of conflict due to his entitlement to receive certain payments on a change of control of InterOil; and the concern that the Transaction Committee may not be independent of management.

InterOil’s Response to the Decision of the Court of Appeal

Following a careful consideration of the decisions of the Yukon Courts, the Board determined, in consultation with legal counsel, to reconvene the Transaction Committee, comprised of independent and experienced members of the Board, to consider the Yukon Courts’ decisions and provide recommendations to the Board regarding the strategic options available to InterOil (including the option of remaining as a standalone company). In connection with the Transaction Committee’s review of InterOil’s strategic alternatives, the Transaction Committee retained Fasken Martineau DuMoulin LLP as independent legal counsel. After interviewing a number of financial advisors with oil and gas expertise, the Transaction Committee retained BMO to provide an independent written opinion to the Transaction Committee and the Board as to the fairness, from a financial point of view, and as of the date of the opinion, of the consideration to be received by the Shareholders pursuant to the Original Arrangement (or any amendment thereto) on a fixed fee basis (payable regardless of whether the Arrangement Agreement was ultimately entered into and regardless of whether the Arrangement is ultimately completed).

Over the course of a six week period prior to the execution of the Arrangement Agreement, the Transaction Committee met formally a total of 13 times (generally twice per week) and had numerous additional informal discussions among themselves and with the Transaction Committee’s independent advisors regarding InterOil’s strategic alternatives and other related matters. All decisions and deliberations of the Transaction Committee were conducted during in-camera sessions attended only by the Transaction Committee members and their independent legal counsel. The Chairman of the Transaction Committee also engaged in direct negotiations with senior management of ExxonMobil regarding the Arrangement, which ultimately resulted in ExxonMobil offering to increase the cap on the CRP to 11.0 tcfe of PRL 15 2C Resources.

On December 15, 2016, the Transaction Committee met formally to receive BMO’s oral fairness opinion (subsequently confirmed in the BMO Fairness Opinion (as defined below)). BMO also provided the Transaction Committee with a detailed presentation to the Transaction Committee to assist the Transaction Committee in understanding the basis for the BMO Fairness Opinion, which included analysis regarding the ExxonMobil shares, the CRP, the implications of the cap on the CRP, the Elk-Antelope Fields, and the potential payments due to InterOil under the Total Sale Agreement. The Transaction Committee also discussed with BMO: (i) the assumptions, limitations, scope of review, financial analysis and approach to fairness for the BMO Fairness Opinion; (ii) various sensitivities on the financial analysis for the BMO Fairness Opinion, including the impact of various PRL 15 2C

Resources certification scenarios, development scenarios, commodity price scenarios, cost profiles and discount rates; (iii) the assumptions, analysis and conclusions summarized in the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original Arrangement that concluded that the consideration offered under the Original Arrangement was inadequate); (iv) the review of strategic alternatives conducted by InterOil; (v) InterOil’s liquidity position and the capital required to execute InterOil’s standalone plan; and (vi) various other considerations.

Following the Transaction Committee meeting on December 15, 2016, the Board received the unanimous recommendation from the Transaction Committee (described below) and BMO’s oral fairness opinion (subsequently confirmed in the BMO Fairness Opinion). Following an in-camera session, the Board unanimously resolved that the Arrangement was in the best interests of InterOil (considering the interests of all affected stakeholders) and the consideration payable thereunder is fair to the Shareholders. On December 15, 2016, InterOil and ExxonMobil entered into the Arrangement Agreement with respect to the Arrangement and InterOil issued a news release announcing the Arrangement Agreement.

Additional information regarding the background to the Arrangement is described in the accompanying information circular (see page 19 under the heading “Background to the Arrangement”) and Securityholders are encouraged to read it in its entirety.

While the Board received detailed presentations, advice and information regarding the CRP, the impact of the cap on the CRP, and the value of the Contingent Resources in the Elk-Antelope Fields in connection with the Original Arrangement, the analyses provided to the Board were not included in the management information circular that was mailed to Securityholders on August 19, 2016 as InterOil, based on the advice of its external legal advisors, did not believe that such detailed disclosure was required or customary. The accompanying information circular contains the BMO Fairness Opinion and detailed additional disclosure in order to enable Securityholders to consider and vote on the Arrangement at the Meeting.

Recommendations from the Transaction Committee and the Board

The Transaction Committee, having undertaken a thorough review of, and having carefully considered the decisions of the Yukon Courts, information concerning InterOil, ExxonMobil, the terms of the Arrangement and other strategic alternatives for InterOil, including the option of remaining as a standalone company, and after consulting with independent financial and legal advisors, including receiving the opinion of BMO dated December 14, 2016 as to the fairness, as of the date thereof, of the consideration, from a financial point of view, to be received by the Shareholders pursuant to the Arrangement (the “BMO Fairness Opinion”), has unanimously determined: (i) that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders; (ii) to recommend that the Board approve the Arrangement Agreement; and (iii) to recommend that the Board recommend to Securityholders that they vote in favour of the Arrangement Resolution.

The Board, having undertaken a thorough review of, and having carefully considered, the decisions of the Yukon Courts, information concerning InterOil, ExxonMobil, the Arrangement and alternatives, including the option of remaining as a standalone company, and after consulting with InterOil’s financial and legal advisors, including having received the BMO Fairness Opinion and the unanimous recommendation of the Transaction Committee, has unanimously determined (both with Dr. Hession and Mr. Taureka, each of whom is an executive director of InterOil, abstaining from voting and with Dr. Hession and Mr. Taureka voting) that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by the Shareholders pursuant to the Arrangement is fair to Shareholders. Accordingly, the Board unanimously recommends that Securityholders vote in favour of the Arrangement Resolution.

The remainder of this letter summarizes additional information that may be important to your consideration of the proposed Arrangement. The accompanying notice of special meeting and information circular describe the Arrangement in detail and include additional information to assist you in considering how to vote on the Arrangement Resolution. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax or other professional advisors.

Consideration and Premium to Securityholders

Pursuant to the Arrangement, ExxonMobil has agreed to acquire each Common Share (including each Common Share issued to holders of RSUs) in exchange for:

•	shares of ExxonMobil common stock worth $45.00, calculated based on the volume weighted average price of shares of ExxonMobil common stock on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the closing of the Arrangement; and

•	a CRP to be paid into escrow and released upon satisfaction of certain conditions following closing of the proposed transaction. The CRP is subject to a post-closing adjustment that is linked to the volume of the PRL 15 2C Resources. After taking into account such post-closing adjustment, Shareholders and RSU Holders would effectively receive, in respect of each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement), a cash payment estimated to equal approximately $7.07 for each incremental tcfe of PRL 15 2C Resources that is above 6.2 tcfe, up to a maximum of 11.0 tcfe of PRL 15 2C Resources.

At a high level, the Interim Resource Certification is a process to certify the size of the resources in the Elk-Antelope Fields carried out by two independent resource certifiers, with the average 2C certification1 of the two independent certifiers being the “PRL 15 2C Resources”. The Interim Resource Certification process is governed by the Total Sale Agreement and is described in further detail in the accompanying information circular on page 115 under the heading “Total Sale Agreement - Interim Resource Certification”. The variable payments that may become due to InterOil pursuant to the Interim Resource Certification at a range of indicative resource levels are illustrated in Table 3 of this letter and the accompanying information circular.

[1]	“2C” is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.

Since the amount of the post-closing adjustment and payout from escrow of all or a portion of the CRP deposited into escrow (the “CRP Payout”) is dependent upon the volume of PRL 15 2C Resources, the premium being paid by ExxonMobil for the Common Shares (including each Common Share issued to RSU Holders pursuant to the Arrangement) also varies. Example calculations of the final value of the consideration and corresponding premium being paid by ExxonMobil for each Common Share are shown below at a range of illustrative resource levels:

Table 1 – Premium to Securityholders

	PRL 15 2C Resources
US$ per Common Share	6.2 tcfe or less	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe	11.0 tcfe	12.0 tcfe or greater

Share Consideration(1)	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00

CRP Payout(2)	—	$5.66	$12.73	$19.80	$26.87	$33.94	$33.94

Aggregate Consideration	$45.00	$50.66	$57.73	$64.80	$71.87	$78.94	$78.94

Premium (%)	6.2 tcfe or less	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe	11.0 tcfe	12.0 tcfe or greater

Close on May 19, 2016(3)	42.2%	60.1%	82.4%	104.7%	127.1%	149.4%	149.4%

1-month VWAP as of May 19, 2016(4)	41.2%	58.9%	81.1%	103.2%	125.4%	147.6%	147.6%

3-month VWAP as of May 19, 2016(5)	48.2%	66.8%	90.1%	113.4%	136.6%	159.9%	159.9%

(1)	At the closing of the Arrangement, each outstanding Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement) will be converted into the right to receive a number of shares of ExxonMobil common stock equal to $45.00 divided by the volume weighted average price of shares of ExxonMobil common stock on the NYSE for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the closing of the Arrangement.
(2)	The calculation of the CRP Payout per Common Share assumes that the aggregate CRP is divided among holders of 51,082,771 Common Shares, being the number of Common Shares (including Common Shares issued to RSU Holders pursuant to the Arrangement) InterOil believes will be outstanding at the time the Arrangement becomes effective. CRP Payout per Common Share is equal to approximately US$7.07 per Common Share for each incremental tcfe above 6.2 tcfe, to a maximum of 11 tcfe of PRL 15 2C Resources. The CRP Payout is not discounted to present value and excludes any interest that may become payable to Shareholders and RSU Holders (as further described under the heading “Transaction Agreements – CRP Agreement” beginning on page 68 of the accompanying information circular).
(3)	Based on InterOil’s closing price of US$31.65 per share as at May 19, 2016, the last trading day prior to the announcement of the Oil Search Agreement.
(4)	Based on InterOil’s 1-month VWAP up to and including May 19, 2016 of US$31.88 per Common Share.
(5)	Based on InterOil’s 3-month VWAP up to and including May 19, 2016 of US$30.37 per Common Share.

Prior Resource Certifications

As part of the Transaction Committee’s review of InterOil’s strategic alternatives, the Transaction Committee directed management of InterOil to engage GLJ Petroleum Consultants Ltd. (“GLJ”) to prepare an updated resource evaluation of the Elk-Antelope Fields to ensure that the Transaction Committee and BMO would have the most up-to-date independent resource evaluation possible for their analysis. GLJ ultimately delivered to the Transaction Committee an updated report, effective November 30, 2016 (the “Updated GLJ Certification”), which indicated that, in the professional judgment of GLJ, based on information available at the effective date of the Updated GLJ Certification, the best estimate of Contingent Resources in the Elk-Antelope Fields is 7.80 tcfe (as opposed to 10.20 tcfe in GLJ’s certification effective December 31, 2015) and there is a less than 1% probability that the volume of Contingent Resources in the Elk-Antelope Fields would equal or exceed 11 tcfe. GLJ advised the Transaction Committee that incorporating the data from the Antelope-6 appraisal well (which was not available at the time of GLJ’s certification as at December 31, 2015) was the biggest factor in GLJ’s lowered estimate, but noted other factors, including updated data which indicated that the fault interpretation moved slightly eastward and a reinterpretation of Antelope-4 appraisal well, also played a role in GLJ’s lowered estimate.

The table below sets out publicly available certifications of “Contingent Recoverable Raw Gas” (converted to tcfe) within the Elk-Antelope Fields within the past three years. Each of the most recent assessments by Gaffney Cline and Associates (“GCA”), Netherland, Sewell & Associates. (“NSAI”) and GLJ include data from the Antelope-6 appraisal well and the subsequent appraisal tests that were carried out throughout 2016.

Table 2 – Prior Resource Certifications – Elk -Antelope Fields

				Recoverable Raw Gas(1)
Date of Certification	Independent Certifier	Prepared For	Unit of Measurement(2)	1C(3)	2C(4)	3C(5)

November 30, 2016(6)	GLJ	InterOil	tcfe	6.83	7.80	8.95
July 15, 2016(7)	GCA	Oil Search	tcfe	5.61	6.90	7.68
July 15, 2016(7)	NSAI	Oil Search	tcfe	4.87	6.15	8.23
December 31, 2015(6)	GLJ	InterOil	tcfe	7.68	10.18	12.30
December 31, 2014(6)	GLJ	InterOil	tcfe	7.50	9.88	11.79
January 13, 2014(8)	GCA	PAC LNG Group	tcfe	5.00	7.10	9.90

(1)	“Recoverable Raw Gas” volume is the recoverable hydrocarbon gas plus inert gases and condensate.
(2)	The Contingent Resource volumes quoted in this table were originally measured as Contingent Raw Gas volumes in trillion cubic feet (tcf), which differs from the manner in which the PRL 15 2C Resources are measured for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout). See “Disclosure of Oil and Gas Information” on page 13 of the accompanying information circular for more information.
(3)	1C is the “low” estimate and is considered to be a conservative estimate of the quantity that will actually be recovered. The low estimate (or 1C) means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate.
(4)	“2C” is the “best” estimate and is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The best estimate (or 2C) means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
(5)	“3C” is the “high” estimate and is considered to be an optimistic estimate of the quantity that will actually be recovered. The high estimate (or 3C) means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.
(6)	Using the conversion factors in the Total Sale Agreement, the volumes have been converted from tcf to tcfe. See “Disclosure of Oil and Gas Information” on page 13 of the accompanying information circular for more information.
(7)	These certifications were publicly announced by Oil Search on July 15, 2016. The exact date and effective date of the certifications is not known, however, the information taken into account is set out in the press release by Oil Search on July 15, 2016. In the BMO Fairness Opinion, the volumes have been converted from tcf to tcfe assuming a raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf), which is consistent with a contingent resource assessment for the Elk-Antelope Fields prepared by CGA effective December 2013. The full text of the BMO Fairness Opinion, dated as of December 14, 2016, sets forth, among other things, the assumptions made, matters considered and qualifications and limitations which the BMO Fairness Opinion is subject to, and is attached to the accompanying information circular as Schedule E. The description of the BMO Fairness Opinion (including the forgoing assumptions used to convert the certified volumes from tcf to tcfe) is qualified in its entirety by reference to the full text of the BMO Fairness Opinion. Securityholders are encouraged to read the BMO Fairness Opinion carefully and in its entirety.
(8)	This volume was converted from trillion cubic feet (tcf) to tcfe assuming a raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf), which is consistent with a contingent resource assessment for the Elk-Antelope Fields prepared by CGA effective December 2013. See “Disclosure of Oil and Gas Information” in the accompanying Information Circular for more information.

The Interim Resource Certification and any CRP Payout is separate and independent from any other independent resource certification, including the certifications set out in the table above. The Interim Resource Certification is based upon the average “2C” tcfe resource certifications by two of the following independent resource evaluators in accordance with the Total Sale Agreement: NSAI, GCA, Ryder Scott, Beicip-Franlab, and Miller and Lents.

The Antelope-7 Appraisal Well

The Antelope-7 appraisal well, which commenced drilling on November 2, 2016, is designed to provide structural control and reservoir definition to the Elk-Antelope Fields’ western flank. On December 22, 2016, InterOil announced that the Antelope-7 appraisal well had reached 2,127 meters (6,978 feet) measured depth below rotary table and had not intersected the Antelope reservoir. As at the date hereof, the drilling of the Antelope-7 appraisal well is ongoing and is progressing to a proposed total depth of around 2,300 meters. If additional material information regarding the Antelope-7 appraisal well (and related tests) becomes available prior to the Meeting, InterOil will ensure that such information is available to Securityholders.

The impact of the Antelope-7 appraisal well on volume assessments will differ depending on the assessor and their interpretation of the volume uncertainty on the western flank of the Antelope Field, which Antelope-7 is designed to address. The actual results of the Antelope-7 appraisal well (and related tests) could impact the Interim Resource Certification, potentially in a positive or negative manner.

The Interim Resource Certification under the Total Sale Agreement and the CRP

The table below compares, at a range of illustrative resource levels, the amounts that Shareholders and RSU Holders would receive pursuant to the CRP Payout against the payments that would be paid to InterOil pursuant to the Interim Resource Certification if the Arrangement is not consummated. If the Arrangement is not consummated and InterOil receives payments from Total S.A., the amounts of such payments must first be used to repay InterOil’s credit facility. The balance of any funds would then largely be used to satisfy InterOil’s ongoing license commitment costs and development costs (which InterOil estimates to be in excess of $3.8 billion over several years). As a result, it is not anticipated that any amounts from the Interim Resource Certification would be paid directly to Shareholders in the form of a dividend at this time.

Table 3 – Indicative Payments

	Interim Resource Certifications
	5.0 tcfe		6.0 tcfe	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe	11.0 tcfe	12.0 tcfe
Payments from Total S.A.(1)

Net Interim Resource Certification Payment (in $ millions) payable by Total S.A.(2)	$0.00	(1)	$178.64	$539.79	$941.06	$1,342.34	$1,743.61	$2,144.89	$2,546.16	(3)

CRP Payout(4)

Base Consideration of $45 plus Total CRP Payout (in $ millions)(5)	$2,298.72		$2,298.72	$2,587.64	$2,948.79	$3,309.94	$3,671.09	$4,032.23	$4,032.23
Total CRP Payout (in $ millions)	$0.00		$0.00	$288.92	$650.07	$1,011.21	$1,372.36	$1,733.51	$1,733.51

CRP Payout per Common Share(5)	$0.00		$0.00	$5.66	$12.73	$19.80	$26.87	$33.94	$33.94

(1)	The payments that may become due to InterOil pursuant to the Interim Resource Certification are based upon the average of two “2C” resource certifications, with each such certification performed by an independent certifier. The Antelope-7 well is the final appraisal well under the Appraisal Work Program (as defined in the accompanying information circular) and InterOil expects that the Interim Resource Certification process will commence in January 2017. “2C” is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The payment due pursuant to the Interim Resource Certification will only be paid upon completion of the Interim Resource Certification if the average PRL 15 2C Resources by two independent certifiers is greater than 5.4 tcfe.
(2)	The Net Interim Resource Certification payments indicated are net of appraisal carry costs associated with the Total Sale Agreement.
(3)	For each tcfe that is certified pursuant to the Interim Resource Certification above 12 tcfe, an additional $401.28 million would be payable to InterOil.
(4)

The total CRP Payout is capped at approximately $1.73 billion (based on a cap of 11 tcfe of PRL 15 2C Resources). Based on information provided by independent resource evaluators (including information provided by GLJ which indicated that, in the professional judgment of GLJ, based on information available at the effective date of the Updated GLJ Certification, there was a less than 1% probability that the volume of contingent resources in the Elk-Antelope Fields would equal or exceed 11 tcfe), and on a review of previous certifications, the Board and the Transaction Committee carefully considered the information available to them and concluded that it is unlikely that the Interim Resource Certification would result in more than 11 tcfe of PRL 15 2C Resources. Securityholders should be aware however that if the Interim Resource Certification results in more than 11 tcfe of PRL 15 2C Resources and the

Arrangement is completed, Shareholders would forego the potential benefits that could be realized if InterOil received payment from Total S.A. in respect of amounts in excess of 11 tcfe. For example, if the PRL 15 2C Resources was 12 tcfe, the net Interim Resource Certification payment would be approximately $2.55 billion and the total CRP Payout would be approximately $1.73 billion. As a result, ExxonMobil would be entitled to the difference of $813 million. By contrast, the 42.2% premium offered by ExxonMobil for each Common Share (based on the trading price on May 19, 2016, the last trading day prior to the announcement of the Oil Search Agreement) pursuant to the Arrangement, excluding any CRP Payout, represents an increase in value to Shareholders of $682 million.
(5)	The aggregate base consideration of $45 in shares of ExxonMobil common stock and the calculation of the CRP Payout per Common Share assumes that the aggregate CRP is divided among holders of 51,082,771 Common Shares, being the number of Common Shares (including Common Shares issued to RSU Holders pursuant to the Arrangement) InterOil believes will be outstanding at the time the Arrangement becomes effective.

Project Funding

InterOil’s ability to commercialize the Elk-Antelope Fields, including its joint venture share of contribution to the construction of an liquefied natural gas plant and associated facilities, depends on its ability to obtain significant funding (which InterOil estimates to be in excess of $3.8 billion over several years). Based on the forecasted development costs prepared by Wood Mackenzie as of August 2016 of $14.5 billion, InterOil would be required to contribute approximately $4.1 billion (28.3% post the Government of Papua New Guinea right to back in) of these development costs. Assuming the joint venture partners in the Elk-Antelope Fields can and will obtain project financing for 65% of these costs, InterOil would be required to contribute approximately $1.4 billion (plus associated financing costs) not attributable to project financing to fund its share of the development costs. These project funding requirements do not include any contingencies for expenditure overruns. In addition, InterOil will also need additional capital to fund ongoing expenditures (including exploration and appraisal costs required to comply with licence commitments and general corporate and administrative expenditures over the coming years) and to repay indebtedness. If the Arrangement does not close, InterOil’s ability to obtain such funding will depend on many factors beyond InterOil’s control, such as the status of capital and industry markets when financing is sought and such markets’ view of InterOil’s industry and its prospects and partners at the relevant time. (see page 116 under the heading “Project Funding”).

Development of the Elk-Antelope Fields

The most recent timeline for development of a liquefied natural gas project in the Elk-Antelope Fields according to Total S.A., the operator of the joint venture project in the Elk-Antelope Fields, contemplated a final investment decision in relation to the project in 2019 and first production in 2023 (assuming development proceeds). Additional information regarding InterOil’s capital requirements and the latest known development plans are discussed in the accompanying information circular (see page 108 under the heading “Elk-Antelope Fields - Development Concept”).

The Transaction Committee and the Board, in coming to their respective conclusions to recommend the Arrangement, considered the challenges and risks involved bringing resource assets into development (see “Risk Factors - Risks Relating to InterOil” on page 80). The Transaction Committee and the Board believe that the Arrangement offers Securityholders certainty of value and the ability to directly participate in the potential value of the Elk-Antelope Fields, while simultaneously reducing Securityholders’ exposure to such risks.

Approval Threshold

The Arrangement, which is not subject to any outstanding regulatory approvals, other than approval of the Arrangement by the Yukon court, must be approved by at least (i) 66 2⁄3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting as a single class; (ii) a simple majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Shareholders that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions; and (iii) 66 2⁄3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class, with each Common Share, Option and RSU entitling the holder thereof to one vote. To the knowledge of InterOil, only the votes attached to the Common Shares and RSUs owned by Dr. Michael Hession, InterOil’s Chief Executive Officer, will be excluded from the “majority of the minority” vote mandated by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Your vote is very important regardless of the number of Common Shares, RSUs or Options you own. The Arrangement cannot be completed without Securityholders approving the Arrangement Resolution at the Meeting.

Yours truly,

(Signed) Chris Finlayson
Chris Finlayson
Chairman of the Board of InterOil

If you have any questions, or require any assistance in voting your Common Shares, RSUs or Options, please call:

Telephone Toll Free: (800) 322-2885; Outside North America Call Collect: (212) 929-5500

Email: iocproxy@mackenziepartners.com